Exhibit 99.1

ChinaCache Resumes Share Repurchase Plan

BEIJING, June 26, 2013 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced that its Board of Directors has authorized the Company to resume its previously announced US$10 million share repurchase plan, pursuant to which the Company had purchased approximately US$1.5 million worth of its American Depositary Shares (“ADSs”) representing the ordinary shares of ChinaCache prior to the expiration of the previous plan in May 2013.

Under the resumed plan, ChinaCache is authorized, but not obligated, to repurchase up to US$8.5 million worth of its ADSs over the next 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. ChinaCache expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the Company’s shareholders. ChinaCache’s Board of Directors will review the share repurchase program from time to time, particularly when the Company has purchased US$2.0 million worth of its ADSs, and may authorize adjustment of its terms and size accordingly.

The repurchase of the Company’s ADSs will be funded by the Company’s available cash. As of March 31, 2013, the Company had cash and cash equivalents of approximately US$38.7 million.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Yujie Li

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5305

Email: ir@chinacache.com

Mr. Lee Roth

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com